Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57330-22

Web site: www.langmichener.com

Direct Line: (604) 691-6834
Direct Fax Line: (604) 893-9616
E-Mail: klalani@lmls.com

April 2, 2007

FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Jill Davis – Branch Chief

Dear Ms. Davis:

Evolving Gold Corp.
Form 20-F for the Fiscal Year Ended March 31, 2006
Filed November 1, 2006
SEC File No. 000-50953

We write on behalf of Evolving Gold Corp. (the “Company”) in response to the comments set forth in the letter of March 21, 2007 from the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the Fiscal Year Ended March 31, 2006 filed November 1, 2006 (the “Comment Letter”). On behalf of the Company, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 5B. Liquidity and Capital Resources, page 41

US GAAP Reconciliation, page 43

1.

We note your disclosure that indicates your policy is to expense exploration expenses until such time as proven and probable reserves have been properly established. Note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Please modify your policy accordingly.

The disclosure effectively states that all exploration expenditures must be expensed as incurred, but that costs associated with bringing a mine to production are capitalized. However, the Company proposes to amend the disclosure as follows for clarity:

“Under Canadian GAAP, mineral properties, including exploration and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all exploration expenditures must be expensed as incurred.”

Critical Accounting Policies, page 43

2.

We note your disclosure that mineral property acquisition costs are expensed as incurred under US GAAP. Please note that under EITF 04-02 the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits is considered a mineral right and capitalized as a tangible asset. Please revise your disclosure accordingly or otherwise advise.

The disclosure in respect of US GAAP relates to the expensing of mineral property acquisition costs. The Company is in the exploration stage and has no reserves to date, but proposes to elaborate in respect of the treatment of mineral rights as follows:

“The Company capitalizes mineral property acquisition and exploration costs until a property is placed into production, sold, allowed to lapse, or otherwise abandoned. All mineral property acquisition and exploration costs have been acquired for cash and/or common shares. The Company performs periodic evaluations to evaluate recoverability of mineral property costs. Under SEC interpretation of US GAAP, the costs associated with mineral rights are capitalized as a capital asset with all other mineral property acquisition and/or exploration costs expensed in the period incurred.”

Note 10. Differences Between Canadian and United States Generally Accepted Accounting Principles

3.

We note that your statements of operations and cashflows included a period from inception to March 31, 2004. Such statements should include cumulative amounts from inception. In this manner, your filing should include amounts from inception to March 31, 2006 under US GAAP. Please refer to paragraph 11 of SFAS 7.

The Company elects to file its financial statements under Item 17 of Form 20-F, which requires a reconciliation of the differences between Canadian and United States generally accepted accounting principles. The Company’s statements have been prepared under Canadian GAAP for exploration stage companies which are in the mineral property business and Note 10 to the statements sets forth the required reconciliation to US GAAP. Accordingly, the Company submits that a cumulative column from inception to March 31, 2006 is not required.

As the comments from the Commission require only that the disclosure be amended to clarify and elaborate on requirements under US GAAP, the Company proposes to make the amendments in its Form 20-F for the year ended March 31, 2007 if acceptable to the Commission.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please telephone the undersigned at (604) 691-6834.

Yours truly,

/s/ Karim Lalani

Karim Lalani
for Lang Michener LLP

KZL/jds

cc.	Mr. John Cannarella

cc:	Evolving Gold Corp.
Attention: Mr. Donald Gee, CFO